

02051018

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission File Number: 0-25328

A.   Full title of the Plan:

First Keystone Federal Savings Bank Employees' 401(k) Profit Sharing Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Keystone Financial, Inc.
22 West State Street
Media, Pennsylvania 19063

As filed on August 7, 2002

FIRST KEYSTONE FINANCIAL, INC.

Contents

Item 1.   Financial Statements and Exhibits.

(a)   Financial statements (filed in Exhibit 1 hereto):

Annual Return/Report of Employer Benefit Plan on Form 5500

Supplemental Schedules:

Schedule A - Insurance Information

Schedule D - DFE/Participating Plan Information

Schedule I - Financial Information-Small Plan

Schedule P- Annual Return of Fiduciary of Employee Benefit Trust

Schedule R - Retirement Plan Information

Schedule T - Qualified Pension Plan Coverage Information

(b)   Exhibits:

1.   Financial statements required by Item 1(a)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

**FIRST KEYSTONE FEDERAL SAVINGS BANK
EMPLOYEES' 401(K) PROFIT SHARING PLAN**

TRUSTEES

Date: August 6, 2002

By: _____
Donald S. Guthrie, Trustee

By: _____
Thomas M. Kelly, Trustee

By: _____
Elizabeth M. Mulcahy, Trustee

Exhibit 1

Financial Statements

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2000

This Form is Open to Public Inspection

Part I   Annual Report Identification Information

For the calendar plan year 2000 or fiscal plan year beginning _____, and ending _____,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) _____

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If you filed for an extension of time to file, check the box and attach a copy of the extension application . . . . ▶ ☐

Part II   Basic Plan Information -- enter all requested information.

1a Name of plan
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K)
PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.)
01/01/1993

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)

FIRST KEYSTONE FEDERAL SAVINGS BANK

22 WEST STATE STREET

MEDIA   PA 19063

2b Employer Identification Number (EIN)
23-0469351

2c Sponsor's telephone number
610-565-6210

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements, and attachments, and to the best of my knowledge and belief, it is true, correct, and complete.



Signature of plan administrator	Date 7/24/01	Kathy A. Williams, First Keystone FSB
		Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date 7/24/01	Thomas M. Kelly, First Keystone FSB
		Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v3.2   Form 5500 (2000)

Form 5500 (2000)   Page 2

a	Plan administrator's name and address (If same as plan sponsor, enter "Same")	3b	Administrator's EIN

SAME

		3c	Administrator's telephone number

4	If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	b	EIN
a	Sponsor's name	c	PN

5	Preparer information (optional) a Name (including firm name, if applicable) and address	b	EIN
		c	Telephone number

6	Total number of participants at the beginning of the plan year	6	89
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants	7a	69
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	22
d	Subtotal. Add lines 7a, 7b, and 7c	7d	91
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines 7d and 7e	7f	91
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	80
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	7

8 Benefits provided under the plan (complete   8a through 8c, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions):   [2E] [2G] [2J] [2K] [ ] [ ] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):   [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a	Plan funding arrangement (check all that apply)	9b	Plan benefit arrangement (check all that apply)
(1) [X]	Insurance	(1) [X]	Insurance
(2) [ ]	Section 412(i) insurance contracts	(2) [ ]	Section 412(i) insurance contracts
(3) [X]	Trust	(3) [X]	Trust
(4) [ ]	General assets of the sponsor	(4) [ ]	General assets of the sponsor



10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X]   **R**   (Retirement Plan Information)

(2) [X]   _1_   **T**   (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan
is relying on coverage testing information for a
prior year, enter the year .... ▶ _____

(3) [ ]   **B**   (Actuarial Information)

(4) [ ]   **E**   (ESOP Annual Information)

(5) [X]   **SSA** (Separated Vested Participant Information)

b Financial Schedules

(1) [ ]   **H**   (Financial Information)

(2) [X]   **I**   (Financial Information – Small Plan)

(3) [X]   _1_   **A**   (Insurance Information)

(4) [ ]   **C**   (Service Provider Information)

(5) [X]   **D**   (DFE/Participating Plan Information)

(6) [ ]   **G**   (Financial Transaction Schedules)

(7) [X]   _1_   **P**   (Trust Fiduciary Information)

c Fringe Benefit Schedule

[ ]   **F**   (Fringe Benefit Plan Annual Information)



SCHEDULE A
.(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the
Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information
pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to
Public Inspection

For the calendar year 2000 or fiscal plan year beginning ,and ending

A Name of plan FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P	B Three-digit plan number ▶	002
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST KEYSTONE FEDERAL SAVINGS BANK	D Employer Identification Number 23-0469351	

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions.

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be
reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year	
				(f) From	(g) To
13-5570651	62944	91663753	72	01/01/2000	12/31/2000

2 Insurance fees and commissions paid to agents, brokers, and other persons:

Totals

Amount of commissions paid	Fees paid / Amount
2132	0

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v3.2   Schedule A (Form 5500) 2000



(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

ROBERT A CINALLI
40 MONUMENT ROAD
BALA CYNWYD   PA   19004

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
1066			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

JOHN M STACK II
40 MONUMENT ROAD
BALA CYNWYD   PA   19004

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
1066			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	



Official Use Only

Part II   Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	150504
4	Current value of plan's interest under this contract in separate accounts at year end	763573

5   Contracts With Allocated Funds

a   State the basis of premium rates ▶

b   Premiums paid to carrier ....

c   Premiums due but unpaid at the end of the year ....

d   If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount ....

Specify nature of costs ▶

e   Type of contract   **(1)** ☐ individual policies   **(2)** ☐ group deferred annuity

    (3) ☐ other (specify) ▶

f   If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here .... ▶ ☐

6   Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a   Type of contract   **(1)** ☐ deposit administration   **(2)** ☐ immediate participation guarantee

    (3) ☒ guaranteed investment   **(4)** ☐ other (specify below)

    ▶

b	Balance at the end of the previous year	203780
c	Additions: (1) Contributions deposited during the year 13792	
	(2) Dividends and credits 0	
	(3) Interest credited during the year 7927	
	(4) Transferred from separate account 0	
	(5) Other (specify below) 5347	
	▶LOAN PRINCIPAL & INTEREST REPAID	
	(6) Total additions	27066
d	Total of balance and additions (add b and c (6))..	230846
e	Deductions:	
	(1) Disbursed from fund to pay benefits or purchase annuities during year 655	
	(2) Administration charge made by carrier 212	
	(3) Transferred to separate account 66570	
	(4) Other (specify below) 12905	
	▶DIRECT ROLLOVER TO QUAL PLAN OR IRA	
	(5) Total deductions	80342
f	Balance at the end of the current year (subtract e(5) from d)..................................	150504



Part III   Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision)   b ☐ Dental   c ☐ Vision   d ☐ Life Insurance

e ☐ Temporary disability (accident and sickness)   f ☐ Long-term disability   g ☐ Supplemental unemployment   h ☐ Prescription drug

i ☐ Stop loss (large deductible)   j ☐ HMO contract   k ☐ PPO contract   l ☐ Indemnity contract

m ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received ....

     (2) Increase (decrease) in amount due but unpaid ....

     (3) Increase (decrease) in unearned premium reserve ....

     (4) Earned ((1) + (2) - (3)) ....

b Benefit charges: (1) Claims paid ....

     (2) Increase (decrease) in claim reserves ....

     (3) Incurred claims (add (1) and (2)) ....

     (4) Claims charged ....

c Remainder of premium: (1) Retention charges (on an accrual basis) --

     (A) Commissions ....

     (B) Administrative service or other fees ....

     (C) Other specific acquisition costs ....

     (D) Other expenses ....

     (E) Taxes ....

     (F) Charges for risks or other contingencies ....

     (G) Other retention charges ....

     (H) Total retention ....

   (2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.) ....

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement ....

     (2) Claim reserves ....

     (3) Other reserves ....

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).) ....

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier ....

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount ....

Specify nature of costs ▶ _____



SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee
Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to
Public Inspection

For calendar plan year 2000 or fiscal plan year beginning _____ and ending _____

A Name of plan or DFE FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P	**B** Three-digit plan number ▶ 002
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 FIRST KEYSTONE FEDERAL SAVINGS BANK	**D** Employer Identification Number 23-0469351

Part I   Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE   POOLED SEPARATE ACCOUNT 65

(b) Name of sponsor of entity listed in **(a)**   EQUITABLE LIFE

(c) EIN-PN 13-5570651-065   **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)   763573

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA. CCT, PSA, or 103-12IE at end of year (see instructions) _____

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v3.2   Schedule D (Form 5500) 2000



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

:) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____

(a) Name of MTIA, CCT, PSA, or 103-12IE _____

(b) Name of sponsor of entity listed in **(a)** _____

(c) EIN-PN _____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) _____



Part II · Information on Participating Plans (to be completed by DFEs)

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____

(a) Plan name _____

(b) Name of plan sponsor _____ **(c)** EIN-PN _____



SCHEDULE I
· (Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning _____ and ending _____

A Name of plan
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P

B Three-digit plan number ▶ | 002

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST KEYSTONE FEDERAL SAVINGS BANK

D Employer Identification Number
23-0469351

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers.   Round off amounts to the nearest dollar.

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	1,705,513	1,767,951
b	Total plan liabilities	1b	9417	12402
c	Net plan assets (subtract line 1b from line 1a)	1c	1,696,096	1,755,549

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	27629	
	(2) Participants	2a(2)	163016	
	(3) Others (including rollovers)	2a(3)	0	
b	Noncash contributions	2b	0	
c	Other income	2c	-66462	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		124183
e	Benefits paid (including direct rollovers)	2e	61395	
f	Corrective distributions (see instructions)	2f	0	
g	Certain deemed distributions of participant loans (see instructions)	2g	2773	
h	Other expenses	2h	562	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		64730
j	Net income (loss) (subtract line 2i from line 2d)	2j		59453
k	Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v3.2   Schedule I (Form 5500) 2000



		Yes	No	Amount
3c	Real estate (other than employer real property)		X	
d	Employer securities	X		777741
e	Participant loans	X		66476
f	Loans (other than to participants)		X	
g	Tangible personal property		X	

Part II   Transactions During Plan Year

4	During the plan year:	Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?		X	
e	Was the plan covered by a fidelity bond?	X		2,910,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year .... ☐ Yes ☒ No Amount _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE P '(FORM 5500) Department of the Treasury Internal Revenue Service	**Annual Return of Fiduciary of Employee Benefit Trust** This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a). Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a). ▶ File as an attachment to Form 5500 or 5500-EZ.	Official Use Only OMB No. 1210-0110 **2000** This Form is Open to Public Inspection.

For trust calendar year 2000 or fiscal year beginning _____ , and ending _____

1a Name of trustee or custodian

THOMAS M KELLY

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

22 WEST STATE STREET

c City or town, state, and ZIP code

MEDIA   PA   19063

2a Name of trust
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING PLAN

b Trust's employer identification number   23-2747853

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes   ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶   23-0469351

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.



Signature of fiduciary ▶ _Thomas M. Kelly_ , TRUSTEE Date ▶ 7/24/01

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.   v3.2   Schedule P (Form 5500) 2000

SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2000

This Form is Open to Public Inspection.

For calendar year 2000 or fiscal plan year beginning _____ and ending _____

A Name of plan	B Three-digit plan number ►	002
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
FIRST KEYSTONE FEDERAL SAVINGS BANK	23-0469351

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . .   **1** |$

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits).   13-5570651 _____   _____

Profit-sharing plans, ESOPs, and **stock bonus plans, skip line 3.**

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)?   . . . .   ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver   . . . . ► Month_____ Day_____ Year_____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year	**6a**	$
b Enter the amount contributed by the employer to the plan for this plan year	**6b**	$
c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)	**6c**	$

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change, does the plan sponsor or plan administrator agree with the change?   . . . .   ☐ Yes ☐ No ☐ N/A

Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)?   . . . .   ☐ Yes ☐ No ☐ N/A

Part III   Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions)   . . . .   ☐ Yes ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v3.2   Schedule R (Form 5500) 2000

SCHEDULE SSA
`Form 5500)`

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2000

This Form is NOT Open
to Public Inspection

For the calendar year 2000 or fiscal plan year beginning _____ and ending _____

A Name of plan	B Three-digit plan number ▶	002
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P		

C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number
FIRST KEYSTONE FEDERAL SAVINGS BANK	23-0469351

1 ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name; EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.



Signature of plan administrator ▶ _Nathy a Williams_

Phone number of plan administrator ▶ 610-565-6210   Date ▶ 7/24/01

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500   v3.2 Schedule SSA (Form 5500) 2000

4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A — has not previously been reported.

Code B — has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C — has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D — has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"		Use with entry code "A" or "B"		
(a) Entry Code	(b) Social Security Number	(c) Name of Participant		Enter code for nature and form of benefit		Amount of vested benefit
				(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
A	197482322	WILLIAM BETTS		A	A	
A	211281462	GWENDOLYN BOLTON		A	A	
A	170609110	MICHAEL BUNNER		A	A	
A	177380587	MARK LANGMAN		A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
(a) Entry Code	Amount of vested benefit			(i) Previous sponsor's employer identification number	(j) Previous plan number
	Defined contribution plan				
	(g) Units or shares	Share indicator	(h) Total value of account		
			13448.83		
			10921.32		
			2308.69		
			89.64		



Official Use Only

4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A — has not previously been reported.

Code B — has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C — has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D — has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	(b) Social Security Number	(c) Name of Participant	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
		Use with entry code "A", "B", "C", or "D"		Use with entry code "A" or "B"	
			Enter code for nature and form of benefit		Amount of vested benefit
A	198467319	OLLIE MAE MOORE	A	A	
A	500682451	DEBORAH NIZBORSKI	A	A	
A	167624346	CHRISTINA ROESSNER	A	A	

(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
			12137.02		
			77.56		
			1297.38		



| SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service | **Qualified Pension Plan Coverage Information**

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

► **File as an attachment to Form 5500.** | Official Use Only
OMB No. 1210-0110
2000
This Form is Open to Public Inspection. |

For calendar year 2000 or fiscal plan year beginning _____ , _____ and ending _____ , _____

| **A** Name of plan
FIRST KEYSTONE FEDERAL SAVINGS BANK 401 (K) PROFIT SHARING P | **B** Three-digit plan number ▶ | 002 |
| **C** Plan sponsor's name as shown on line 2a of Form 5500
FIRST KEYSTONE FEDERAL SAVINGS BANK | **D** Employer Identification Number
23-0469351 | |

Note: If the plan is maintained by:

More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is _____ .

b The number of such QSLOBs that have employees benefiting under this plan is _____ .

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
  ▶ _____

Exceptions – Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500. v2.3 Schedule T (Form 5500) 2000



Official Use Only

Enter the date the plan year began for which coverage data is being submitted.   Month _____   Day _____   Year _____

a   Did any leased employees perform services for the employer at any time during the plan year?   ☐ Yes   ☐ No

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),
does the employer aggregate plans?   ☐ Yes   ☐ No

c   Complete the following:

    (1)   Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including
leased employees and self-employed individuals   **c(1)** _____

    (2)   Number of excludable employees as defined in IRS regulations (see instructions)   **c(2)** _____

    (3)   Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))   **c(3)** _____

    (4)   Number of nonexcludable employees (line 4c(3)) who are HCEs   **c(4)** _____

    (5)   Number of nonexcludable employees (line 4c(3)) who benefit under the plan   **c(5)** _____

    (6)   Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs   **c(6)** _____

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the
information on lines 4c and 4d pertains (see instructions) ▶ _____   **d** _____ %

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions)

    (1)   Disaggregated part: _____   Ratio % or Exception: **e(1)** _____ %

    (2)   Disaggregated part: _____   Ratio % or Exception: **e(2)** _____ %

    (3)   Disaggregated part: _____   Ratio % or Exception: **e(3)** _____ %

f   This plan satisfies the coverage requirements on the basis of (check one):   ☐ the ratio percentage test   ☐ average benefit test

